SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                                Radiologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75040K109
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                                 (CUSIP Number)

                          Jason Mudrick
                          c/o Contrarian Capital Management, L.L.C.
                              411 West Putnam Avenue
                              Suite 225
                              Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75040K109
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     125,052

8.   SHARED VOTING POWER

     3,669,098

9.   SOLE DISPOSITIVE POWER

     125,052

10.  SHARED DISPOSITIVE POWER

     3,699,098

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,824,150

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%

14.  TYPE OF REPORTING PERSON*

     IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  75040K109
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Equity Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,699,098

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,699,098

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,699,098

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   75040K109
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Radiologix, Inc. (the "Issuer"). The address of the Issuer's offices is One Capital Center, 3600 JP Morgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776. This schedule 13D relates to the Issuer's Common Stock, par value $.0001 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background

This statement is being filed on behalf of Contrarian Capital Management, L.L.C. ("CCM") and Contrarian Equity Fund, L.P. ("Contrarian Equity"), the "Reporting Persons". CCM, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. Specifically, CCM serves as the general partner to Contrarian Equity, a Delaware limited partnership that invests and trades in securities and financial instruments. The address of the Reporting Persons is 411 West Putnam Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of CCM is Jon R. Bauer (the "Managing Member"). Neither the Reporting Persons nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Managing Member is a citizen of the United States of America.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, CCM may be deemed to beneficially own 3,824,150 Shares, consisting of 3,699,098 Shares held by Contrarian Equity and 125,052 Shares held in a client account managed by CCM (the "Managed Account").

As of the date hereof, Contrarian Equity may be deemed to beneficially own 3,699,098 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from each of Contrarian Equity and the Managed Account, respectively. The total cost for the Shares beneficially owned by the Reporting Persons is $13,376,449.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

On July 6, 2006, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Primedex Health Systems, Inc. ("Primedex"), a New York corporation, that provides for the acquisition of the Issuer by Primedex by means of a merger of an indirect wholly owned subsidiary of Primedex with and into the Issuer. As an inducement for Primedex to enter into the Merger Agreement and in consideration thereof, Contrarian Equity entered into a Voting Agreement with Primedex dated July 6, 2006, whereby Contrarian Equity has agreed to: (i) vote all of the Shares currently beneficially owned by Contrarian Equity or acquired by Contrarian Equity after such date in favor of the merger and related matters and (ii) grant Primedex an irrevocable proxy granting Primedex the right to vote such Shares in favor of such matters. A copy of the Voting Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in
Item 4.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 3,824,150 Shares, consisting of 3,699,098 Shares held by Contrarian Equity and 125,052 Shares held by the Managed Account, constituting 16.9% of the Shares of the Issuer, based upon the 22,621,922 Shares outstanding as of June 30, 2006, as represented by the Issuer in the Merger Agreement.

CCM has the sole power to vote or direct the vote of 125,052 Shares held by the Managed Account; has the shared power to vote or direct the vote of 3,699,098 Shares held by Contrarian Equity; has sole power to dispose or direct the disposition of 125,052 Shares held by the Managed Account; and has shared power to dispose or direct the disposition of 3,699,098 Shares held by Contrarian Equity.

As of the date hereof, Contrarian Equity may be deemed to be the beneficial owner of 3,699,098 Shares constituting 16.4% of the Shares of the Issuer, based upon the 22,621,922 Shares outstanding as of June 30, 2006, as represented by the Issuer in the Merger Agreement.

Contrarian Equity has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,699,098 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,699,098 Shares.

There have been no transactions in the Shares during the past 60 days by the persons named herein.

The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Agreement by and between Primedex and Contrarian Equity, as described in Item 4, is attached as Exhibit B.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

A Voting Agreement by and between Primedex Health Systems, Inc. and Contrarian Equity Fund, L.P. is attached as Exhibit B.

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               July 12, 2006
                                      ---------------------------------------
                                                     (Date)


                                      CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)


                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN EQUITY FUND, L.P
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned agree that to this Schedule 13D dated July 12, 2006, relating to the Common Stock, par value $.0001 per share of Radiologix, Inc., shall be filed on behalf of the undersigned.


                                     CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)


                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN EQUITY FUND, L.P
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                VOTING AGREEMENT

     This Voting Agreement (this "Agreement") is made as of July 6, 2006, by and between Primedex Health Systems, Inc., a New York corporation ("Primedex"), and Contrarian Equity Fund, L.P. (the "Stockholder"). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (defined below).

     WHEREAS, Radiologix, Inc., a Delaware corporation ("Radiologix"), Primedex, Radnet Management, Inc. and PR Acquisition Corporation have entered into an Agreement and Plan of Merger, dated and in effect as of the date hereof (as the same may be amended or supplemented for ministerial changes or corrections, the "Merger Agreement"), providing for the merger (the "Merger") of an indirect subsidiary of Primedex with and into Radiologix, with Radiologix surviving the Merger and becoming a wholly-owned indirect subsidiary of Primedex upon the terms and subject to the conditions set forth in the Merger Agreement;

     WHEREAS, as of the date hereof, the Stockholder beneficially owns the number of shares of common stock, par value $.0001 per share ("Radiologix Common Stock"), of Radiologix set forth opposite its name on Schedule A attached hereto (such shares of Radiologix Common Stock, referred to herein as the "Subject Shares"); and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Primedex has requested that the Stockholder enter into this Agreement pursuant to which the Stockholder shall, among other things, vote in favor of adopting and approving the Merger Agreement and the Merger in accordance with the terms hereof and thereof.

     NOW, THEREFORE, to induce Primedex to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein, the parties agree as follows:

     1. Proxy. Contemporaneously with the execution of this Voting Agreement, Stockholder shall deliver to Primedex a duly executed proxy in the form attached to this Voting Agreement as Schedule B, which proxy is coupled with an interest and shall be irrevocable to the fullest extent permitted by law, with respect to the Subject Shares referred to therein (the "Proxy").

     2. Restrictions on Shares.

          (a) Stockholder shall not, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber, the Subject Shares, or make any offer or enter into any agreement providing for any of the foregoing, at any time from the date of this Agreement and prior to the date of the Radiologix stockholders meeting at which Stockholder has voted the Subject Shares in accordance with the terms of this Agreement.

          (b) At any time from the date of this Agreement and prior to the Expiration Date, Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Stockholder to perform its obligations under this Agreement or, preventing or delaying the consummation of any of the transactions contemplated hereby.

     3. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Primedex as follows:

          (a) Authority; No Conflict. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice of lapse of time or both) default under, any provision of any material trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease, partnership agreement or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to the Stockholder or to any of the Stockholder's property or assets.

          (b) The Subject Shares. The Stockholder is the sole beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any Encumbrances whatsoever. The Stockholder does not own, of record or beneficially, any shares of capital stock of Radiologix other than the Subject Shares set forth opposite its name on Schedule A attached hereto. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares. The Subject Shares are and will be at all times through the Expiration Date free and clear of any Encumbrances of any nature that would adversely affect the Merger or the fulfillment of the rights and obligations of the parties to this Agreement.

     4. Representations and Warranties of Primedex. Primedex hereby represents and warrants to the Stockholder that Primedex has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Primedex and constitutes a valid and binding obligation of Primedex enforceable against Primedex in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice or lapse of time or both) default under, any provisions of the Certificate of Incorporation, as amended, or Bylaws of Primedex or any material trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to Primedex or any of Primedex's property or assets.

     5. Covenants of Stockholder. The Stockholder agrees as follows:

          (a) Without in any way limiting the Stockholder's right to vote the Subject Shares in its sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including by written consent), at any meeting of the stockholders of Radiologix called upon to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares:

               (i) in favor of the Merger, the approval and adoption of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement and any action required in furtherance thereof; and

               (ii) against (A) any Acquisition Proposal or any merger agreement or merger (other than the Merger and the Merger Agreement), consolidation, combination, sale of substantially all of Radiologix's assets, sale or issuance of securities of Radiologix or its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by Radiologix or its subsidiaries and (B) as directed by Primedex, any amendment of Radiologix's Certificate of Incorporation or Bylaws or other proposal or transaction involving Radiologix or any of its subsidiaries which amendment or other proposal or transaction would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Radiologix under or with respect to, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or by this Agreement.

          (b) The Stockholder shall not directly or indirectly, grant any proxies or powers of attorney with respect to the Subject Shares, deposit the Subject Shares into a voting trust or enter into a voting agreement with respect to the Subject Shares.

     6. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which Stockholder is a party. Without limiting the generality or effect of the foregoing, Stockholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement, Radiologix' Board of Directors' actions in approving and recommending the Merger, the consummation of the Merger and the other transactions provided for in the Merger Agreement, or to seek damages or other legal or equitable relief in connection therewith. From and after the Effective Time, Stockholder's right to receive the Merger Consideration on the terms and subject to the conditions set forth in the Merger Agreement shall constitute Stockholder's sole and exclusive right against Radiologix and/or Primedex in respect of Stockholder's ownership of the Subject Shares or status as a Stockholder of Radiologix or any agreement or instrument with Radiologix pertaining to the Subject Shares or Stockholder's status as a Stockholder of Radiologix.

     7. Certain Events. The Stockholder agrees that, to the fullest extent permitted by law, this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Radiologix affecting Radiologix Common Stock, or the acquisition of additional shares of Radiologix Common Stock or other voting securities of Radiologix by the Stockholder (whether by purchase, conversion or otherwise), the number of Subject Shares listed in Schedule A beside the name of the Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional or decreased shares of Radiologix Common Stock or other voting securities of Radiologix issued to or acquired or disposed of by the Stockholder, and such shares shall be treated as "Subject Shares" for all purposes of this Agreement.

     8. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Stockholder, on the one hand, without the prior written consent of Primedex nor by Primedex, on the other hand, without the prior written consent of the Stockholder, except that Primedex may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of Primedex. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     9. Termination. This Agreement shall terminate, and the provisions hereof shall be of no further force or effect, upon the earlier of (i) the Effective Time, (ii) November 30, 2006 and (iii) the valid termination of the Merger Agreement in accordance with its terms (the "Expiration Date").

     10. Appraisal Rights. Stockholder agrees not to exercise any rights of appraisal or dissenters' rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

     11. General Provisions.

          (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          (b) Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Primedex in accordance with Section 9.2 of the Merger Agreement and to the Stockholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

          (c) Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

          (d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties.

          (e) Entire Agreement; No Third Party Beneficiaries. This Agreement (including, without limitation, the Proxy) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          (f) Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

          (g) Delivery to Radiologix. Stockholder hereby authorizes Primedex to deliver a copy of this Agreement to Radiologix and hereby agrees that each of Primedex and Radiologix may rely upon such delivery as conclusively evidencing the waivers of Stockholder set forth herein.

     12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Stockholder waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

     13. Public Announcements. Except as required by law, the Stockholder shall not issue any press release or other public statement with respect to the transactions contemplated by this Agreement and the Merger Agreement without the prior written consent of Primedex. Stockholder acknowledges that Radiologix and Primedex intend to publicly disclose the Merger and this Agreement upon execution by Primedex and Radiologix of the Merger Agreement; provided, however, that Stockholder shall be entitled to review and reasonably approve any use of its name in any press release issued by Primedex or Radiologix in connection with the transaction.

     14. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with valid and enforceable provision that will achieve, to the fullest extent possible, the original intent of the parties.

     In Witness Whereof, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                   PRIMEDEX HEALTH SYSTEMS, INC.


                                   By: /s/ Howard Berger, M.D.
                                       --------------------------
                                       Howard Berger, M.D.
                                       Chairman and Chief Executive Officer


                                   CONTRARIAN EQUITY FUND, L.P.

                                   By:  CONTRARIAN CAPITAL MANAGEMENT, L.L.C.,
                                           Its General Partner


                                   By:  /s/ Jason Mudrick
                                        ---------------------
                                        Jason Mudrick

                                   SCHEDULE A

                           Schedule of Share Ownership


        Name                                            Shares

Contrarian Equity Fund, L.P............       3,699,098 shares of common stock
411 West Putnam Avenue
Greenwich, CT 06830

                                   SCHEDULE B

                            FORM OF IRREVOCABLE PROXY

     The undersigned stockholder of Radiologix, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes the members of the Board of Directors of Primedex Health Systems, Inc., a New York corporation ("Primedex"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to
(i) all outstanding shares of capital stock of the Company owned beneficially by the undersigned as of the date of this proxy, which shares are specified on Schedule A to the Voting Agreement (as hereinafter defined), and (ii) any and all other shares of capital stock of the Company which the undersigned may acquire on or after the date hereof and which are Subject Shares (as defined in the Voting Agreement). (The shares of the capital stock of the Company referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares, nor will the undersigned enter into any agreement or understanding with any Person (as defined in the Merger Agreement (defined below)) to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Date (as defined below).

     Until the Expiration Date, this proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest and is granted as required by the Voting Agreement, dated as of the date hereof, between Primedex and the undersigned (the "Voting Agreement"), and is granted in consideration of Primedex entering into the Agreement and Plan of Merger, dated as of the date hereof, among Primedex, Radnet Management, Inc., PR Acquisition Corporation and the Company as the same may be amended or supplemented (the "Merger Agreement").

     The attorney and proxy named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of (i) the valid termination of the Merger Agreement, (ii) November 30, 2006 and (iii) the Effective Time (as defined in the Merger Agreement) (the "Expiration Date") at every meeting of the stockholders of the Company, however called, and in connection with any solicitation of written consents from stockholders of the
Company:

               (a) in favor of the Merger (as defined in the Merger Agreement), the approval and adoption of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement and any action required in furtherance thereof; and

               (b) against (A) any Acquisition Proposal (as defined in the Merger Agreement) or any merger agreement or merger (other than the Merger and the Merger Agreement), consolidation, combination, sale of substantially all of the Company's assets, sale or issuance of securities of the Company or its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company or its subsidiaries and (B) as directed by Primedex, any amendment of the Company's Certificate of Incorporation or Bylaws or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or by this Agreement.

     This proxy shall be binding upon any person or entity to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's successors.

     If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then
(a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and
(c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.


Dated: July 6, 2006


                                   By: /s/ Jason Mudrick
                                       ------------------------
                                       Jason Mudrick
                                       Contrarian Equity Fund, L.P.

                                   NUMBER OF SHARES OF COMMON STOCK OF
                                   THE COMPANY OWNED OF RECORD AS OF THE
                                   DATE OF THIS PROXY:

                                       3,699,098


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